

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2016

Blaine Redfern
Principal Executive Officer
Med Spa Vacations Inc.
745 Silver St.
La Jolla, CA 92037

Re: Med Spa Vacations Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 31, 2016
File No. 333-210922

Dear Mr. Redfern:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2016 letter.

Prospectus Summary, page 3

General Information About Our Company, page 3

1. Please refer to the sixth paragraph. Please revise the last sentence to include your lack of revenues and net loss for the six months ended June 30, 2016.

Dilution, page 16

2. Please clarify in the second paragraph that your net tangible book value at June 30, 2016 was $4,718 rather than $8,043, and adjust the per share computations within Dilution table accordingly.

Exhibit 99.1

3. We note your response to our prior comment 8 and reissue in part. Refer to Section 2.1.
    The representation in Section 2.1(C) is not appropriate for a public offering without
    restrictions as to the class of prospective investors. The representation in Section 2.1(E)
    that prospective investors have reviewed the prospectus is not appropriate. Please revise
    and refile the form of subscription agreement accordingly.

    You may contact Beverly A. Singleton at (202) 551-3328 or Lyn Shenk, Accounting
Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial
statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202)
551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: James Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP